May 2, 2006

United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Mail Stop 4561

Attn:  Steven Jacobs, Accounting Branch Chief

RE:  Holobeam, Inc.
      Form 10-K for the year ended September 30, 2005
      Form 10-Q for the quarter ended December 31, 2005
      File No. 0-03385

Ladies and Gentlemen:


The following is the company's response to your letter dated
April 25, 2006 regarding Form 10-K for the year ended
September 30, 2005 and for Form 10-Q for the quarter ended
December 31, 2005:

Form 10-K for the year ended September 30, 2005
-----------------------------------------------

Financial Statements
--------------------

Note 13-Pension Plan, page 43
-----------------------------

Comment 2. "We have read your response to prior comment 2 and await the filing of your Form 10_K and Form 10-Q amendments. Please confirm to us that the Form 10-K for the year ended September 30, 2005...

Response:

This is to confirm that  Form 10-K for the year ended
September 30, 2005 will be revised to record an additional minimum liability for the cumulative effect of the additional minimum pension liability related to the 2004 plan year which amounts to $94,831, net of tax.

Form 10-K for the year ended September 30, 2005 and the first quarter form 10-Q for the three months ended December
31, 2005, will be corrected by amendment.









Mr. Steven Jacobs
Page Two
May 2, 2006



We the company hereby acknowledges that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* The company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.







SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has
Duly caused this correspondence to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  May 2, 2006

                          Holobeam, Inc.

                          /s/ Melvin S. Cook_
                          -------------------
                          Melvin S. Cook
        			  President and Chairman of the Board